UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING


SEC FILE NUMBER  0-13942

CUSIP NUMBER     559222

(Check One) [] Form 10-K [] Form 20-F [X] Form 11-K [] Form 10-Q [] Form 10-D [] Form N-SAR [] Form N-CSR

For Period Ended: December 31, 2005


  [ ] Transition Report on Form 10-K

  [ ] Transition Report on Form 20-F

  [ ] Transition Report on Form 11-K

  [ ] Transition Report on Form 10-Q

  [ ] Transition Report on Form N-SAR

  For the Transition Period Ended: --------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I --REGISTRANT INFORMATION

Full Name of Registrant

       MAGNA INTERNATIONAL INC.

  Former Name if Applicable

       NOT APPLICABLE

  Address of Principal Executive Office (Street and Number)

       337 MAGNA DRIVE

  City, State and Zip Code

       AURORA, ONTARIO, CANADA L4G 7K1

                                          - 2 -

PART II --RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


PART III --NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This Form 12b-25 is being filed in respect of the Annual Report on Form 11-K to be filed in respect of The Magna Group of Companies Retirement Savings Plan (the "Plan").

The financial statements of the Plan for the period ended December 31, 2005 have been delayed due to the privatization of the Registrant's three former public company subsidiaries and the merger of their respective retirement savings plans into the Plan. Representatives of the Registrant and the Plan have recently finalized the Plan's financial statements for the period ended December 31, 2005 and have been working with their independent accountants promptly to complete the required review of the Plan's financial statements for the period ended December 31, 2005; however, the independent accountants have not yet completed their procedures. As a result, the Plan is not able to prepare and file its annual report on Form 11-K in a timely manner, although the Plan expects to do so within the prescribed extension period.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      BASSEM SHAKEEL, ASSISTANT SECRETARY OF THE REGISTRANT

      (Name)

      (905) 726-7070

      (Area Code) (Telephone Number)
                                       - 3 -

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        MAGNA INTERNATIONAL INC.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: JUNE 29, 2006                 THE MAGNA GROUP OF COMPANIES RETIREMENT
                                    SAVINGS PLAN



                                    BY:  /s/Bassem Shakeel
                                         ____________________________________
                                          Name: Bassem Shakeel
                                          Title: Assistant Secretary